FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

28 July 2017 11:00 BST

TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
Disclosure under Article 19 of the EU Market Abuse Regulation

AstraZeneca PLC (the Company) announces that, on 27 July 2017, it was notified by Nazneen Rahman, a Non-Executive Director of the Company, that, on 27 July 2017, Professor Rahman purchased 500 Ordinary Shares of $0.25 each in the Company (Shares) at an aggregate price of 4338.186 pence per Share.

The Company also announces that, on 27 July 2017, it was notified by Philip Broadley, a Non-Executive Director of the Company, that, on 27 July 2017, Mr Broadley purchased 2,300 Shares at a price of 4282 pence per Share.

The attached notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nazneen Rahman
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Share purchase
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		4335.4837 pence	461
		4370.1282 pence	39
d)	Aggregated information - Aggregated volume - Price	500 4338.1860 pence
e)	Date of the transaction	27 July 2017
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Philip Broadley
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Share purchase
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		4282 pence	2,300
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	27 July 2017
f)	Place of the transaction	XLON

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Rob Skelding	UK/Global	+44 203 749 5821
Karen Birmingham	UK/Global	+44 203 749 5634
Matt Kent	UK/Global	+44 203 749 5906
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases (CVMD)	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 July 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary